Exhibit 99.2
Forecast of Production
and Reserves
in and related to
Shuck Field, Etzold Unit North
located in
Seward County, Kansas
for
Glori Holdings Inc.
January 1, 2012
Collarini Associates

Collarini Associates 3100 Wilcrest Drive, Suite 140 Houston, Texas 77042 Tel. (832) 251-0160 www.collarini.com
May 18, 2012
Mr. Victor Perez
Glori Holdings Inc.
4315 South Drive
Houston, Texas 77053
Dear Mr. Perez:
In accordance with your request, Collarini Associates (Collarini) has estimated the proved reserves and future revenue, as of January 1, 2012, to the interest of Glori Holdings Inc. (Glori) in and related to the Shuck Field, Etzold Unit North, located in Seward County, Kansas. This report is based on SEC guideline pricing and unescalated costs as set forth herein. The estimate of proved reserves and the future revenue therefrom conform to all standards and definitions promulgated in Section 210.4-10 of Regulation S - X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008. Estimates of probable and possible reserves and the future revenue therefrom are optional by Regulation S - X, and are not included herein at your request. It is estimated these volumes represent 100% of Glori’s total proved reserves.
As presented in the accompanying detailed projections by reservoir and by reserve category, Collarini estimates the net reserves and future net income to Glori’s interest, as of January 1, 2012, to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve	Oil	Gas		Present
Category	(MBO)	(MMCF)	Undiscounted	Worth at 10%
Proved
Producing	55	0	1,539	988
Behind Pipe	105	0	2,814	1,198

Total Proved	160	0	4,353	2,186
Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons.
The reserves and future income shown in this report are related to reservoirs which were identified by Glori. The estimates do not include any value which might be attributable to additional reservoirs or untested acreage in which Glori may also hold an interest.

Glori Holdings Inc.
May 18, 2012
Page Two
Net sales, as defined in this report, are before deducting production taxes. Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes. The future net income has also been shown discounted at ten percent to determine its present worth. This present worth is included to indicate a time value of money. This should not be construed as representing the market value of the property. Our estimates of future cash flows do not include abandonment costs, but do include estimates of all costs required to recover reserves including drilling and recompletions.
Reserves in this report were estimated using all applicable engineering and geological data available such as, but not limited to, historic production volumes, initial flow test information, flowing tubing pressures, shut-in tubing pressures, bottom hole pressures, repeat formation test data, pressure-volume-temperature fluid analysis, geological well logs, sidewall core analysis, and whole core analysis at the time the report was conducted.
The reserve volumes and their respective classifications and categorizations were estimated by performance methods, volumetric methods, analogy, or a combination of methods. Performance methods generally included decline-curve analysis and material balance analysis where representative data was available. Volumetric estimated generally included a combination of geological and engineering interpretations, while analogy methods included reserve estimates from historical performance of similar wells and reservoirs in the field or nearby fields.
Proved reserve classifications were determined based on the “reasonable certainty” of recovering the estimated volumes or more. The proved reserve categorizations were based on the stage of maturity and development of the respective proved reserves.
Based on gross oil equivalent barrels, approximately 100% of Glori’s proved reserves are located in the Shuck Field, Seward County, Kansas, USA. Glori’s reserves are 100% developed.
Glori’s proved reserves are 34% proved producing, and 66% non-producing. All of the proved producing reserves were estimated by performance methods. The proved non-producing reserves were estimated by a combination of performance and volumetric methods. These estimates are based on gross oil equivalent barrels that Glori holds an interest in.
For the proved producing reserves, each well’s current production was compared to historical production and a decline curve was established. For the non-producing reserves, a volumetric estimate was determined and compared with existing production trends to establish reserves for each well.
Hydrocarbon prices used in this report are based on SEC price parameters using the average prices received on the first of each month during the 12 month period prior to the ending date of the period covered in this report, determined as an unweighed arithmetic average of the first-day-of-the-month price for each month within such period. The product prices used to determine future gross revenue for each field were determined by applying benchmark pricing as described above then adjusted by “differentials” only to the extent provided by SEC guidelines. These “differentials” generally adjust the benchmark prices on a field by field basis to account for product quality, transportation, and marketing. The “differentials” were calculated by Collarini from data supplied by Glori.
Pricing used in this report represent an SEC guideline price of $96.19 per barrel for WTI at Cushing, Oklahoma. These prices were then adjusted for light oil gravity and transportation differentials of -$6.971 per barrel.

Glori Holdings Inc.
May 18, 2012
Page Three
Operating costs were provided by Glori. Collarini could not audit or confirm the accuracy of these expenses. These current expenses are held constant through the life of the property. These costs include processing fees where applicable.
Collarini utilized all data, appropriate methods, and procedures deemed necessary to conduct and finalize this report to conform to all standards and definitions promulgated in Section 210.4-10 of Regulation S - X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008.
The reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts. Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.
All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.
A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations or future liability for site remediation was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.
Mr. Mitchell C. Reece was the technical person primarily responsible for overseeing the reserves audit.
Mr. Reece attended Texas A&M University, and graduated in 1979 with a Bachelor of Science Degree in Petroleum Engineering. He is a Registered Professional Engineer in the State of Texas, United States of America, and has in excess of 30 years experience in petroleum engineering studies and evaluations.
Very truly yours,
COLLARINI ASSOCIATES
Mitch Reece, P.E.
President
MCR/dbc
Collarini Engineering Inc.
Texas Board of Professional Engineers Registration F-5660

RESERVE DEFINITIONS
SEC PARAMETERS1
RESERVES
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.
     Note to paragraph above: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
DEVELOPED OIL AND GAS RESERVES are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
UNDEVELOPED OIL AND GAS RESERVES are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in Analogus Reservoirs below, or by other evidence using reliable technology establishing reasonable certainty.

[1]	As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.

RESERVE DEFINITIONS
SEC PARAMETERS (Cont.)1
PROVED OIL AND GAS RESERVES
Proved Reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:
(a) The area identified by drilling and limited by fluid contacts, if any, and
(b) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest-known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(a) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(b) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

[1]	As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.

RESERVE DEFINITIONS
SEC PARAMETERS (Cont.)1
Reasonable certainty If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.
Reliable technology Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.
Deterministic estimate The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.
Probabilistic estimate The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.
Analogous Reservoir Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:
(i) Same geological formation (but not necessarily in pressure communication with the reservoir of interest);
(ii) Same environment of deposition;
(iii) Similar geological structure; and
(iv) Same drive mechanism.
Instruction to Analogous reservoir: Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.
Proved Producing Reserves are those reserves which are expected to be recovered from existing completion intervals open at the time of the estimate and producing in existing wells.
Proved Nonproducing Shut-In Reserves are those reserves which are expected to be recovered from existing completion intervals open at the time of the estimate, but which had not started producing, or were shut in for market conditions or minor pipeline connection.
Proved Nonproducing Behind Pipe Reserves are those reserves which are expected to be recovered from zones behind casing in existing wells, which will require additional completion work or a future recompletion prior to the start of production.

[1]	As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.

RESERVE DEFINITIONS
SEC PARAMETERS (Cont.)1
PROBABLE OIL AND GAS RESERVES
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.
(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.
(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.
POSSIBLE OIL AND GAS RESERVES
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.
(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.
(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.
(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir.

[1]	As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.

RESERVE DEFINITIONS
SEC PARAMETERS (Cont.)1
Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.
(vi) Pursuant to paragraph Proved Oil and Gas Reserves above,
(iii) Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

[1]	As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.

Shuck Field
Seward County
Kansas

COLLARINI

Field Locator Map

Glori Holdings Inc.

Collarini Associates 1/1/2012

SHUCK FIELD, ETZOLD UNIT NORTH
Seward County, Kansas
BACKGROUND
The Shuck Field, Etzold Unit North, is located in the southwest portion of Kansas in Seward County. Anadarko originally developed the field and initiated a waterflood from 1989 to 2002. Merit was assigned the field in 2005. Merit then offered Glori Holdings Inc. the opportunity to acquire Merit’s interest in return for assuming field liability and a 7.5% royalty interest. Surface equipment has been replaced due to deterioration or prior removal. There are currently three wells producing. In December oil production was 11 BOPD and 180 BWPD from two wells. The well has been returned to production and in March, 2012 production was 15 BOPD and 909 BWPD. Glori Holdings Inc. has a 100% gross working interest and 80.0% net revenue interest in the unit, including the royalty reduction.
Redevelopment of the field is divided into two phases. Phase 1 has been completed with three producing wells and three injection wells. With the success of Phase 1, Phase 2 will be completed in the first half of 2012. At this time, there is in excess of 4,500 MBW of unproduced injection water in the reservoir. The reservoir has recovered 2 MMBO under primary and secondary recovery.
GEOSCIENCE
The Shuck Field, Etzold Unit North, consists of the Lower Chester Sand and several stray sands. The Lower Chester Sand is of Mississippian Age and equivalent to the Morrow formation. The field is located on a north-south channel axis. Several large fields are also along this axis. Permeability varies vertically, indicating that there could be significant by-passed reserves.
ENGINEERING
Gross proved reserves of 200 MBO are estimated to remain as of January 1, 2012, for Phases 1 and 2. Of these, 69 MBO are in the producing category and 131 MBO are behind pipe. These reserves were determined by pore-volume analysis and performance. The Phase 1 wells will be carefully monitored due to unknown water levels and the dispersion of the water across the reservoir.
Operating expenses of $7,241 per producing well per month were provided by Glori Holdings Inc. These operating expenses include the operating costs of the facilities and injection wells. The oil pricing differential is -$6.971 compared to WTI crude at Cushing, Oklahoma SEC calculated price of $96.19. Transportation costs are also included in this differential. Capital expenses for Phase 2 of $1,031,000 are included for all necessary workovers, facilities, and flowlines. Abandonment costs were assumed to be equal to salvage value.
Effective January 1, 2012

GLORI HOLDINGS INC.
SHUCK FIELD
Total Reserves
Ranked by 1/1/12 Reserve Category and NPW at 10%

			Production				Net	Prod.	Oper.	Exp & Cap	Net	NPW	Cum
		Res.	8/8ths	8/8ths	Net	Net	Sales	Tax	Exp.	Invest	Income	@10%	NPW
Well	Reservoir	Cat.	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	M$	M$	M$	M$	M$	(M$)	(M$)
1 Etzold Unit North Well #2-1 (Phase 1)	Lower Chester Sand	PDP	43	0	34	0	3,056	133	1,699	0	1,225	739	739
2 Etzold Unit North Well #1-1 (Phase 1)	Lower Chester Sand	PDP	15	0	12	0	1,097	48	846	0	204	157	896
3 Etzold Unit North Well #2-5 (Phase 1)	Lower Chester Sand	PDP	11	0	8	0	757	33	614	0	110	91	988
Total Proved Producing			69	0	55	0	4,910	213	3,158	0	1,539	988

1 Etzold Unit North Well #3-2 (Phase 2)	Lower Chester Sand	PDBP	44	0	35	0	3,137	136	1,707	172	1,123	576	1,563
2 Etzold Unit North Well #2-3 (Phase 2)	Lower Chester Sand	PDBP	44	0	35	0	3,119	135	1,709	172	1,103	567	2,131
3 Etzold Unit North Well #3-5 (Phase 2)	Lower Chester Sand	PDBP	44	0	35	0	3,117	135	1,707	172	1,103	566	2,697
4 Etzold Unit North 3 Injectors Investment	Lower Chester Sand	PDBP	0	0	0	0	0	0	0	515	-515	-511	2,186
Total Proved Behind Pipe			131	0	105	0	9,373	407	5,122	1,031	2,814	1,198
Total Proved			200	0	160	0	14,284	620	8,281	1,031	4,353	2,186

Collarini Associates	5/8/2012

Collarini Associates	1/1/2012

GLORI HOLDINGS INC.
SHUCK FIELD, ETZOLD UNIT NORTH
Reserve Summary

			Gross Reserves		Net Reserves
		Reserve	Remaining 1/1/12		Remaining 1/1/12
Reservoir	Well #	Category	MBO	MMCF	MBO	MMCF	*	Comments
Lower Chester Sand	Etzold Unit North Well #1-1 (Phase 1)	PDP	15	0	12	0	V	96 ac-ft drainage
Lower Chester Sand	Etzold Unit North Well #2-1 (Phase 1)	PDP	43	0	34	0	V	173 ac-ft drainage
Lower Chester Sand	Etzold Unit North Well #2-5 (Phase 1)	PDP	11	0	8	0	V	74 ac-ft drainage
Total Proved Producing			69	0	55	0
Lower Chester Sand	Etzold Unit North Well #2-3 (Phase 2)	PDBP	44	0	35	0	V	173 ac-ft drainage
Lower Chester Sand	Etzold Unit North Well #3-2 (Phase 2)	PDBP	44	0	35	0	V	173 ac-ft drainage
Lower Chester Sand	Etzold Unit North Well #3-5 (Phase 2)	PDBP	44	0	35	0	V	173 ac-ft drainage
Total Proved Behind Pipe			131	0	105	0

TOTAL PROVED RESERVES			200	0	160	0

* Reserve Methodology:
V = Volumetrics	P = Performance
M = Material Balance	A = Analogy

Collarini Associates	Page 1 of 1 9/27/11

GLORI HOLDINGS INC.
SHUCK FIELD, ETZOLD UNIT NORTH
Forecast of Expenditures

			Gross
			Amount
Well #	Reservoir	Date	2012 M$	Work Description
Etzold Unit North	Lower Chester Sand	Jan-2012	283	Facilities and flowlines
Etzold Unit North Well #2-4 (Phase 2)	Lower Chester Sand	Feb-2012	78	Workover as injector
Etzold Unit North Well #3-3 (Phase 2)	Lower Chester Sand	Mar-2012	78	Workover as injector
Etzold Unit North Well #3-4 (Phase 2)	Lower Chester Sand	Mar-2012	78	Workover as injector
Etzold Unit North Well #2-3 (Phase 2)	Lower Chester Sand	May-2012	172	Workover as producer
Etzold Unit North Well #3-2 (Phase 2)	Lower Chester Sand	May-2012	172	Workover as producer
Etzold Unit North Well #3-5 (Phase 2)	Lower Chester Sand	May-2012	172	Workover as producer
Total			1,031

Collarini Associates	5/8/2012